RE-C/373/2014/DFI

Curitiba, September 29, 2014

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Companhia Paranaense de Energia - Copel

Form 20-F for the Fiscal Year Ended on December 31, 2013

Filed April 29, 2014

File No. 1-14668

Response to Staff Comment Letter dated September 15, 2014

Dear Mr. Thompson:

By letter dated September 15, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 29, 2014 (the “2013 Form 20-F”) by Companhia Paranaense de Energia - Copel (“Copel”). This letter provides Copel’s responses to the Staff’s comments. For your convenience, we have reproduced below the Staff’s comments and have provided responses immediately below them. All page numbers refer to the 2013 Form 20-F.

Item 15. Controls and Procedures

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 97

1.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

In performing our assessment of internal control over financial reporting, we utilized the 1992 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. We are working to transition to the 2013 version as soon as practicable, and in our future filings on Form 20-F we will disclose which version we have utilized.

Item 18. Financial Statements

Consolidated Statement of Comprehensive Income, page F-4

2.   Please tell us why you have attributed income for the year to controlling shareholders as opposed to non-controlling interest. Also, please tell us why the results for the year from non-controlling interest as disclosed in Note 29.2 for fiscal 2012 do not agree to amounts presented on this statement. Finally, please show us how to reconcile the taxes on other comprehensive income disclosed under Items that are or may be reclassified for profit or loss to the referenced footnote in Note 29.1.2.

(Cont.)

RE-C/373/2014/DFI

(Cont. fl. 02)

The Consolidated Statement of Comprehensive Income on page F-4 of the 2013 Form 20-F contains certain errors. The amounts set forth in Note 29.1.2 and Note 29.2 are correct. We will correct the errors in the Consolidated Statement of Comprehensive Income by filing an amendment to the 2013 Form 20-F to replace Item 18, and the corrections will address each point in the Staff`s comments.

Comprehensive income for the year ended on December 31, 2012 attributed to non-controlling interests includes the amounts disclosed in Note 29.2 in the lines “Results for the year” (R$25,832) and “equity valuation adjustment” (R$626).

Note 3 to Significant Accounting Policies, page F-10

3.1.5 Effects on statement of comprehensive income for the period ended on December 31, 2012, page F-12

3.   Please tell us why the restated amounts related to Total comprehensive income for the year, before taxes and Total comprehensive income for the year presented in the table do not agree to amounts stated in the Consolidated Statement of Comprehensive Income on page
F-4.

The restated amounts in note 3.1.5 are correct and will agree to amounts stated in the Consolidated Statement of Comprehensive Income on page F-4 after the amendment referred to above.

Copel hereby acknowledges that Copel is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Copel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely,

/s/ Antonio Sergio de Souza Guetter

Antonio Sergio de Souza Guetter

Chief Financial and

Investor Relations Officer

cc.: Nicolas Grabar - Cleary Gottlieb Steen & Hamilton LLP

Vistos: ___________ ___________ ___________ ___________ ___________

SMC

DRPC/thaíse cópias: DFI SMC

Protocolo 16461/2014